

16012579

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4208 Six Forks Road, Suite 1700
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Buchanan (919)870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Batchelor,Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

Post Office Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VICKEY L COLLINS
NOTARY
PUBLIC
FRANKLIN COUNTY, NC

Signature

CCO / FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
CapFinancial Securities, LLC:

We have audited the accompanying balance sheet of CapFinancial Securities, LLC, a wholly owned subsidiary of CapFinancial Group, Inc., (the "Company") as of December 31, 2015, and the related statements of income and member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 23, 2016

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Balance Sheet

December 31, 2015

		2015
Assets		
Current assets:		
Cash and cash equivalents	$	1,277,400
Accounts receivable - trade		146,338
Accounts receivable - related party		174,680
Broker dealer revenue receivable		246,915
Prepaid expenses		155,985
Total current assets		2,001,318
	$	2,001,318
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	$	15,948
Accounts payable - related party		457,182
Commissions payable		84,213
Other payables		56,143
Total current liabilities		613,486
Member's capital		1,387,832
	$	2,001,318

See accompanying notes to financial statements.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Income and Member's Capital

Year ended December 31, 2015

		2015
Revenues:		
Commissions on exchange listed securities executed on exchanges	$	1,406,382
Fees for account supervision, investment advisory, and administrative services		6,617,271
Other operating revenue		201,179
Revenues		8,224,832
Operating expenses:		
Compensation		496,607
Clearing/execution and fees		23,078
Expense sharing services		5,707,311
Registration and fees		244,732
Insurance		25,340
Technology		7,671
Taxes and licenses		5,568
Miscellaneous		2,011
		6,512,318
Operating income		1,712,514
Other income (expense):		
Other income		124,248
Total other income (expense)		124,248
Net income		1,836,762
Member's capital, beginning of year		
Contributions		401,070
Distributions		(850,000)
Member's capital, end of year	$	1,387,832

See accompanying notes to financial statements.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Cash Flows

Year ended December 31, 2015

		2015
Cash flows from operating activities:		
Net income	$	1,836,762
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable - trade		(146,338)
Accounts receivable - related party		(174,680)
Broker dealer revenue receivable		(246,915)
Prepaid expenses		(155,985)
Accounts payable		15,948
Accounts payable - related party		457,182
Commissions payable		84,213
Other payables		56,143
Net cash provided by operating activities		1,726,330
Cash used in financing activities:		
Contributions from member		401,070
Distributions to member		(850,000)
Net cash used in financing activities		(448,930)
Net increase in cash and cash equivalents		1,277,400
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	1,277,400

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Securities, LLC, (the "Company"), a North Carolina limited liability company, on November 21, 2013. The Company operates in North Carolina and as of December 31, 2015 is authorized as a foreign LLC in 30 other states. The Company is a wholly-owned subsidiary of The CapFinancial Group, LLC ("Group" or "Parent"), who is a successor by merger to The CapFinancial Group, Inc., and is a broker-dealer in securities registered in 46 states and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. On January 1, 2015, the Company succeeded the broker/dealer operations of CapFinancial Partners, LLC ("Partners"), also a wholly-owned subsidiary of Group. Until December 31, 2014, Partners, doing business as CAPTRUST Financial Advisors, was registered as an investment adviser under the Investment Advisers Act of 1940 and as a broker/dealer under the Securities Exchange Act of 1934 (as a "dual registrant"). Due to a corporate restructuring, on January 1, 2015, the Company succeeded the broker/dealer business of Partners upon a "succession by amendment" filing.

Revenue Recognition

The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter. Some revenue is invoiced and recognized on a monthly basis. Revenue related to commissions, money market interest and securities transactions are recognized as revenue in the month earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts. Accounts receivables are considered past due based on contractual terms. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent on the financial stability of the companies involved. The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance as of December 31, 2015 was $0.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes

The Company is treated as a disregarded entity for income tax purposes and its parent entity, Group, is taxed as a partnership under the Internal Revenue Code whereby its income is taxed to its members. Therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2013 through December 31, 2015 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Effective January 1, 2013, deposits held in non-interest bearing accounts are aggregated with any interest-bearing accounts and the combined total insured amount is up to at least $250,000. The Company's uninsured cash balance was $777,400 at December 31, 2015.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $808,739, which was $558,739 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.76 to 1.

(3) Related Parties

Effective January 1, 2015, the Company entered into an amended and restated expense sharing agreement with Partners. The agreement requires the Company to make payments to Partners to cover the cost of shared services. During the year ended December 31, 2015, the Company's portion of the shared services expenses totaled $5,707,311 under this agreement. As of December 31, 2015, the net amount due to Partners totaled $282,502.

The Company's Parent owns a 49% interest in Pensionmark Financial Group, LLC ("PFG"), a registered investment advisor. Some of PFG's investment advisor representatives are licensed as registered representatives of the Company. Pursuant to an agreement, PFG pays the Company an annual fee for compliance and supervisory oversight services and also reimburses the Company for all licensing and regulatory assessments, continuing education, E&O liability insurance and other similar expenses attributable to the use of the Company's broker-dealer services on the terms of each registered representative's independent contractor agreement with the Company. For the year ended December 31, 2015, the amount of revenue earned, and reported in other income, by the Company for such services under this agreement totaled $87,500. As of December 31, 2015, the amount due to Company for such services and costs totaled $146,338, which is included in accounts receivable-trade on the Balance Sheet.

(4) Subsequent Events

The date to which events occurring after December 31, 2015, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2016, the date the financial statements were available to be issued.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Changes in Member's Capital

Year ended December 31, 2015

Balance, December 31, 2014	$	-
Net income for 2015		1,836,762
Contributions		401,070
Distributions		(850,000)
Balance, December 31, 2015	$	1,387,832

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group,LLC)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2015

Net capital:		
Total member's equity	$	1,387,832
Deduct: Non-allowable assets		(579,093)
Deduct: Securities haircuts		-
Net capital	$	808,739
Aggregate indebtedness:		
Accounts payable	$	15,948
Accounts payable - related party		457,182
Commissions payable		84,213
Other payables and accruals		56,143
Total	$	613,486
Net capital requirements:		
Broker-dealer	$	250,000
Net capital in excess of requirements		558,739
Net capital as computed above	$	808,739
Ratio of aggregate indebtedness to net capital		0.76 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Member
CapFinancial Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) CapFinancial Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 23, 2016

EXEMPTION STATEMENT

CapFinancial Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CapFinancial Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2015, pursuant to paragraph k(2)(ii).

CapFinancial Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception.



Denise Buchanan, CCO

2/24/2016

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member
CapFinancial Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CapFinancial Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CapFinancial Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapFinancial Securities, LLC's management is responsible for CapFinancial Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2016

CAPFINANCIAL SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2015

Assessment for December 31, 2015	$	17,114
Less:		
Payment August 14, 2015		(8,576)
Payment February 5, 2016		(8,538)
Balance due, March 1, 2016	$	NONE